SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

Aerovate Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

008064107

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008064107

1.	Names of Reporting Persons. RA Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,263,982

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,263,982

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,263,982

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.9%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 008064107

1.	Names of Reporting Persons. Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,263,982

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,263,982

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,263,982

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.9%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 008064107

1.	Names of Reporting Persons. Rajeev Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,263,982

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,263,982

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,263,982

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.9%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 008064107

1.	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,965,568

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,965,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,965,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.5%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Aerovate Therapeutics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 200 Berkeley Street, Floor 18 Boston, MA 02116.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”) and are collectively referred to herein as the “Reporting Persons”. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

The Common Stock reported herein includes 6,965,568 shares held by the Fund, 311,170 shares held in a separately managed account (the “Account”), and 987,244 shares held by RA Capital Nexus Fund, L.P. (the “Nexus Fund”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Account, and the Nexus Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund, the Account, or the Nexus Fund. The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund’s portfolio, including the shares of the Issuer’s Common Stock reported herein.  Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Account, and the Nexus Fund. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions and at the prices described in Item 5(c). Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Persons caused the Fund, the Account, and the Nexus Fund to purchase equity interests in the Issuer, and those interests automatically converted into 5,236,801 shares of Common Stock immediately upon completion of the IPO along with 241,467 shares of Common Stock initially purchased in August of 2018. The Fund also purchased 2,785,714 shares of Common Stock from the underwriters of the IPO. All purchases were for cash and were funded by working capital of the Fund, the Account, and the Nexus Fund.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Common Stock or to dispose of any of the Common Stock reported herein, the Reporting Persons may acquire additional Common Stock from time to time or dispose of Common Stock they beneficially own, consistent with their investment purposes and in amounts to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Josh Resnick, a Managing Director of RA Capital, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

The Reporting Persons may, however, change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 23,108,072 outstanding shares of Common Stock, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission on June 30, 2021 and giving effect to an additional 1,302,321 shares issued and sold pursuant to the underwriters’ option.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D and Item 2 above is incorporated by reference.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock, including those effected during the past sixty days, by any Reporting Person and is incorporated herein by reference.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

The shares reported on this Schedule 13D are subject to a lock-up agreement (the “Lock-Up Agreement”), as referenced in the Issuer’s prospectus filed with the SEC on June 30, 2021. Pursuant to Lock-Up Agreement, the Fund, the Nexus Fund and the Account may not dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of such prospectus continuing through the date 180 days thereafter, subject to certain exceptions. The representatives of the underwriters in the offering made pursuant to such prospectus may, in their sole discretion, permit early release of shares subject to the lock-up agreements.

Investor Rights Agreement

On August 5, 2020, the Issuer, the Fund, the Nexus Fund, the Account and certain other parties entered into an investors’ rights agreement (the “Investor Rights Agreement”). Beginning 180 days after the effectiveness of the Issuer’s registration statement filed in connection with its initial public offering, the Investor Rights Agreement provides the Fund, the Nexus Fund, the Account and other parties thereto with certain demand and piggyback registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to it upon conversion of the Preferred Shares, subject to certain conditions. The stockholders may only require a total of two registration statements on Form S-1 and two registrations on Form S-3 in a 12-month period.  The registration rights will expire, with respect to any particular holder, the earlier of the closing of a deemed liquidation event (as defined in the Issuer’s existing amended and restated certificate of incorporation) or, as to any holder of registrable securities, at such time after the offering when all of such holder’s shares may be sold without restriction pursuant to Rule 144 within a three month period.

 The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the Fund, the Nexus Fund, the Account and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and each of the Fund, the Nexus Fund, the Account are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to such party.

The description of the Investor Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-256949)).

Item 7.	Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement

Exhibit 2    Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-256949))

Exhibit 3    Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-256949))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021

RA CAPITAL MANAGEMENT, L.P.

By:    /s/ Peter Kolchinsky

  Name:  Peter Kolchinsky

  Title:   Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Healthcare Fund GP, LLC

By:    /s/ Peter Kolchinsky

  Name:  Peter Kolchinsky

          Title:    Manager

Schedule A

Name	Date of Transaction	Number of Shares Acquires / (Disposed)	Transaction	Price per Share
RA Capital Healthcare Fund, L.P.	08/03/18	241,467 Founders Shares	Purchase	$0.001242404

RA Capital Healthcare Fund, L.P.	08/03/18	1,287,826 Series Seed Preferred	Purchase	$3.1060103

RA Capital Healthcare Fund, L.P.	12/30/19	1,604,577 Convert Prom Note 6% (12/30/21)	Purchase	$1.00

RA Capital Nexus Fund, L.P.	12/30/19	625,000 Convert Prom Note 6% (12/30/21)	Purchase	$1.00
Account.	12/30/19	270,423 Convert Prom Note 6% (12/30/21)	Purchase	$1.00

RA Capital Healthcare Fund, L.P.	07/13/20	1,689,822 Convert Prom Note 3% (10/31/20)	Purchase	$1.00

RA Capital Nexus Fund, L.P.	07/13/20	625,000 Convert Prom Note 3% (10/31/20)	Purchase	$1.00
Account.	07/13/20	270,423 Convert Prom Note 3% (10/31/20)	Purchase	$1.00

RA Capital Healthcare Fund, L.P.	08/05/20	351,361 Series A Preferred	Convert	$4.703745213

RA Capital Nexus Fund, L.P.	08/05/20	136,859 Series A Preferred	Convert	$4.703745213
Account.	08/05/20	59,216 Series A Preferred	Convert	$4.703745213

RA Capital Healthcare Fund, L.P.	08/05/20	287,400 Series A Preferred	Convert	$5.879682632

RA Capital Nexus Fund, L.P.	08/05/20	106,298 Series A Preferred	Convert	$5.879682632
Account.	08/05/20	31,494 Series A Preferred	Convert	$5.879682632

RA Capital Healthcare Fund, L.P.	02/01/21	252,960 Series A Preferred	Purchase	$5.879677498

RA Capital Nexus Fund, L.P.	02/01/21	93,560 Series A Preferred	Purchase	$5.879677498
Account.	02/01/21	27,720 Series A Preferred	Purchase	$5.879677498

RA Capital Healthcare Fund, L.P.	06/04/21	1,758,843 Series A Preferred	Purchase	$5.879677498

RA Capital Nexus Fund, L.P.	06/04/21	650,529 Series A Preferred	Purchase	$5.879677498
Account.	06/04/21	192,742 Series A Preferred	Purchase	$5.879677498

Name	Date of Transaction	Number of Shares Acquires / (Disposed)	Transaction	Price per Share
RA Capital Healthcare Fund, L.P.	07/02/21	1,287,825 Common Stock	Convert	(1)

RA Capital Healthcare Fund, L.P.	07/02/21	2,650,562 Common Stock	Convert	(1)

RA Capital Nexus Fund, L.P.	07/02/21	987,244 Common Stock	Convert	(1)
Account.	07/02/21	311,170 Common Stock	Convert	(1)

RA Capital Healthcare Fund, L.P.	07/02/21	2,785,714 Common Stock	Purchase	$14.00

(1)	On July 2, 2021, each share of Series Seed Preferred Stock and Series A Preferred Stock (collectively, the "Preferred Stock") converted into shares of Common Stock of the Issuer on a one-for-3.1060103 basis without payment of further consideration upon closing of the initial public offering of the Issuer's common stock. The shares had no expiration date.